Exhibit 99.1

Vertical Capital Income Fund

Vertical Capital Income Fund Announces Sale of Majority of Investment Portfolio in Advance of Expected New Investment Advisory Agreement with Carlyle

DALLAS, July 11, 2023 /PRNewswire/ — Vertical Capital Income Fund (NYSE: VCIF) (the “Fund”) announced today that after engaging a third-party broker and conducting an extensive competitive bidding process, it has selected two winning bidders for a significant majority of its investment portfolio. Each winning bidder has acquired a portion of the Fund’s investment portfolio in a sales process conducted to satisfy certain conditions to the closing of a previously-announced and shareholder-approved transaction (the “Transaction”) with an affiliate of global investment firm Carlyle (NASDAQ: CG).

The Fund will invest the sales proceeds in cash equivalents in anticipation of the closing of the Transaction (which remains subject to other closing conditions). Consequently, the Fund will generate reduced investment income while the proceeds are in cash equivalents. Based upon the expected proceeds from this sale, which resulted in aggregate proceeds lower than the book value of the combined assets due to the significant sale needed to facilitate the Transaction, the Fund has adjusted its net asset value per share (“NAV”) from $9.96 as last reported on June 30, 2023, to $8.27 as of today. Additionally, the current Fund Board has terminated the Fund’s Managed Distribution Plan and suspended its existing distribution policy, and the Fund will not declare its typical regularly scheduled July distribution in anticipation of a new dividend declaration that is expected to be made by Carlyle and the Fund Board before month’s end following the closing of the Transaction.

As part of the Transaction with an affiliate of Carlyle, Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) will become the investment adviser to the Fund. In addition, the Fund’s investment mandate will change to focus on investing in equity and debt tranches of collateralized loan obligations (“CLOs”) in order to drive potential shareholder value.

Under the terms of the transaction agreement, if certain closing conditions are satisfied, at the closing of the Transaction, CGCIM or an affiliate will make a special one-time payment to the Fund’s shareholders as of the closing date of $10,000,000, or approximately $0.96 per share. In addition, CGCIM or an affiliate will make a $40,000,000 equity investment in the Fund in multiple transactions, including (1) the purchase of up to $25,000,000 of shares through a tender offer and (2) an investment of at least $15,000,000 in newly issued shares and private share purchases. All transactions are expected to occur at prices that are equal to (or greater than) the Fund’s then-current NAV. As a result of these transactions and assuming the tender offer is fully subscribed, Carlyle is expected to own approximately 35% of the Fund.

“After careful consideration, the Board believes that refocusing the Fund’s strategy to invest in CLOs may add significant value for our investors. We believe the Transaction is in the best interests of shareholders and is the result of our previously announced initiative to explore strategic options for the Fund,” said Robert J. Boulware, the Fund’s Lead Independent Trustee and Chairman of the Board of Trustees.

Carlyle has been investing in the credit markets for more than 20 years and is currently the world’s second largest CLO manager[1]. The firm currently has more than $150 billion in credit assets under management across a broad range of strategies, including illiquid credit, liquid credit, and real assets credit.

Subject to the satisfaction of other closing conditions, the Transaction is expected to close this week. If the Transaction closes, the Fund’s existing investment adviser, Oakline Advisors, LLC, will resign in conjunction with the closing of the Transaction and the effectiveness of the Fund’s new investment advisory agreement with CGCIM.

Ladenburg Thalmann & Co. Inc. served as financial advisor to the Fund, and Thompson Hine LLP served as legal counsel to the Fund and the independent Trustees of the Fund’s Board. Simpson Thacher & Bartlett LLP served as legal counsel to CGCIM.

The tender offer described in this release has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Carlyle will file with the SEC a tender offer statement on Schedule TO. Investors and security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Fund with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge at www.carlyle.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all of the security holders free of charge at www.VCIF.us.

This release contains forward-looking statements relating to the business and financial outlook of the Fund that are based on the Fund’s current expectations, estimates, forecasts and projections and are not guarantees of future performance. There is no assurance that the Fund will achieve its investment objective. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release.

About Vertical Capital Income Fund

Vertical Capital Income Fund is an NYSE-listed closed-end fund that seeks monthly income by investing primarily in performing non-agency residential whole loans secured by real estate. As a secondary strategy Vertical Capital Income Fund aims to provide total return by acquiring performing residential loans at a discount to the unpaid principal balance. Vertical Capital Income Fund realizes capital gains as loans are paid off before maturity. For more information visit VCIF.us and connect with Vertical Capital Income Fund on Twitter.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $381 billion of assets under management as of March 31, 2023, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,200 people in 29 offices across five continents. Further information is available at www.carlyle.com. Follow Carlyle on Twitter @OneCarlyle.

About Oakline Advisors, LLC

Oakline Advisors, LLC is the adviser to Vertical Capital Income Fund. Founded in 2013, Oakline Advisors, LLC is an SEC-registered investment adviser that specializes in the residential whole loan market. It is a wholly owned subsidiary of Dallas, Texas-based Behringer. Since its inception in 1989, Behringer, together with its affiliates, has raised equity of more than $6 billion in assets through public and private fund structures. For more information about Oakline and Behringer please visit their respective websites at oaklineadvisors.com and behringerinvestments.com.

[1]	According to Creditflux, as of 3/31/23, Carlyle is the world’s second largest CLO manager by principal liabilities (debt + equities) with $49.78 billion in CLOs under management.

SOURCE Vertical Capital Income Fund

For further information: Oakline Advisors: Jason Mattox, Chief Operating Officer, info@vcif.us, 469-341-2300; Carlyle: Kristen Greco, Corporate Communications, Kristen.greco@carlyle.com, 212-813-4763

https://www.vcif.us/2023-07-11-Vertical-Capital-Income-Fund-Announces-Sale-of-Majority-of-Investment- Portfolio-in-Advance-of-Expected- New-Investment-Advisory-Agreement-with-Carlyle